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VIA EDGAR TRANSMISSION

May 4, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, DC  20549
Attn:	Ms. Kathleen Collins, Accounting Branch Chief
And Ms. Melissa Kindelan, Staff Accountant

Re:	NIC Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 23, 2016
File No. 000-26621

Dear Ms. Collins and Ms. Kindelan:
We are in receipt of your letter dated April 21, 2016, providing a comment on NIC Inc.’s (the “Company” or “NIC”) Form 10-K for the Fiscal Year Ended December 31, 2015.  The Company’s detailed response to the Staff’s comment is discussed below.  For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto in italics.

Form 10-K for the Fiscal Year Ended December 31, 2015
Notes to Consolidated Financial Statements
Note 2.  Summary of Significant Accounting Policies
Revenue recognition
Portal revenues, page 41
1.
We note that after completion of a defined contract term for your outsourced government portal contracts, the government partner typically receives a perpetual, royalty-free license to use the company’s software in its own portal. Also, if a contract is terminated without cause the government may be required to pay the company a fee in order to continue to use your software in its portal. Please tell us whether you consider the perpetual software license to be an undelivered element in your outsourced government portal contracts and if not, explain why. Also, as applicable, tell us how you considered the software license element in accounting for these arrangements and provide the accounting guidance you applied.

Response: NIC is a digital government technology services company and does not develop software that is sold, leased or marketed.

Securities and Exchange Commission
Division of Corporation Finance
May 4, 2016

The Company’s outsourced government portals operate under separate contracts that generally have an initial multi-year term. Under a typical contract, a government agrees that:
●	the Company has the right to develop a comprehensive Internet portal owned by that government to deliver digital government services;
●	the portal NIC establishes is the primary digital and Internet interface between the government and its businesses and citizens;
●
it will sponsor access to agencies and local governments for the purpose of the Company entering into agreements with these agencies to develop applications for their data and transactions and to link their Web pages to the portal; and

●	it will establish a policy-making and fee approval authority, which typically includes agency members, business customers, and others, to establish prices for services and to set other policies.
In return, the Company agrees to:
●	develop, manage, market, maintain, and expand that government’s portal and information and digital commerce applications;
●	assume the investment risk of building and operating that government’s portal and applications without the direct use of tax dollars;
●	process electronic payments;
●	bear the risk of collecting transaction fees; and
●	have an independent audit conducted upon that government’s request.

The Company is typically responsible for funding the up-front investments and ongoing operations and maintenance costs of the government portals, and generally owns all of the intellectual property in connection with the applications developed under these contracts. After completion of a defined contract term, the government partner typically receives a perpetual, royalty-free license to use the software only in its own portal. However, certain customer management, billing and payment processing software applications that the Company has developed and standardized centrally and that are utilized by the Company’s portal businesses, are being provided to a number of government partners on a software-as-a-service (“SaaS”) basis, and thus would not be included in any royalty-free license. If the Company’s contract is not renewed after a defined term or if its contract is terminated by a government partner for cause, the government agency would be entitled to take over the portal in place, and the Company would have no future revenue from, or obligation to support, such former government partner, except as otherwise provided in the contract.

The Company earns revenues under its outsourced government portal contracts primarily from fees generated by online transactions processed through digital government services the Company builds and manages on-behalf of its government partners. The Company and its government partners share a portion of the fees generated from the online transactions, which are paid by the end users (i.e., businesses and citizens) of the services.

Securities and Exchange Commission
Division of Corporation Finance
May 4, 2016

The Company does not consider the perpetual software license to be an undelivered element in its outsourced government portal contracts based on the following:
●
the revenues the Company recognizes from providing digital government services (primarily transaction-based information access fees and filing fees) are not subject to refund or forfeiture, and are not contingent on delivery of the software license;

●	the right to the software license is granted at the inception of the contract and is self-effecting (only requiring the passage of time) at the completion of a defined contract term; and
●
in the event that a contract is terminated without cause prior to the completion of a defined contract term, a new and separate contract would be negotiated, requiring the government partner to pay the Company a negotiated fee in order to continue to license the Company’s software only in its own portal following termination of the prior agreement.

In considering the software license element in accounting for these arrangements, the Company applied the guidance codified under ASC 605-25 Multiple-Element Arrangements. In accordance with ASC 605-25-25-4, the Company evaluated the perpetual software license at the inception of the contracts and determined that it does not meet the criteria as an undelivered element that would require a separate unit of accounting.  Per ASC 605-25-25-5, in an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if both of the following criteria are met:
(i)  The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).
(ii)  If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.
The Company’s perpetual software license does not meet either of the criteria above, as (i) it is not sold separately and is for the licensee’s use only, which prohibits resale of the license, and (ii) there is no general right of return relative to the software license.  Accordingly, the Company does not consider the perpetual license as a separate unit of accounting.
Finally, the Company evaluated and concluded that the guidance codified under ASC 985-605 Software is not applicable to its outsourced government portal contracts based on the terms and conditions of and the services provided under these arrangements.

Securities and Exchange Commission
Division of Corporation Finance
May 4, 2016

The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing is fully responsive to the comment from the Staff. If the Staff has further questions or comments after reviewing the Company’s response to your letter, please do not hesitate to contact me directly at (913) 754-7007.

Very truly yours,

NIC INC.

/s/Stephen M. Kovzan
Stephen M. Kovzan
 Chief Financial Officer

CC:	Harry H. Herington – Chief Executive Officer, NIC Inc. William Van Asselt – General Counsel, NIC Inc. Christopher Briggs, PricewaterhouseCoopers LLP
Scott McVicker, Ernst & Young LLP
 Victoria Westerhaus, Stinson Leonard Street LLP